TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

August 5, 2010

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months and six months ended June 30, 2010 and 2009 and the audited financial statements and MD&A for the year ended December 31, 2009 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2010	2009	2010	2009
Cash flow from operating activities	15,627	15,052	19,881	22,941
Changes in non-cash working capital	1,400	(935)	16,219	(183)
Funds flow from operations	17,027	14,117	36,100	22,758

          Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

          Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010		2009				2008
($000s, except per share, price and
volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3

Average sales volumes (Bopd)	9,206	9,694	8,656	8,864	9,619	8,788	6,893	6,935
Average price ($/Bbl)	73.46	70.66	62.84	57.41	48.62	35.88	46.18	104.55
Oil sales	61,540	61,651	50,044	46,818	42,557	28,379	29,285	66,707
Oil sales, net of royalties and other	35,638	37,404	28,788	28,495	26,462	19,060	18,272	36,577
Cash flow from operating activities	15,627	4,254	12,594	1,264	15,052	7,889	11,252	20,652
Funds flow from operations*	17,027	19,073	9,703	12,603	14,117	8,641	6,134	16,775
Funds flow from operations per share
- Basic	0.26	0.29	0.15	0.19	0.22	0.14	0.10	0.28
- Diluted	0.25	0.29	0.15	0.19	0.22	0.14	0.10	0.27
Net income (loss)	9,438	11,598	2,516	(1,618)	(4,361)	(4,954)	7,640	24,790
Net income (loss) per share
- Basic	0.14	0.18	0.04	(0.02)	(0.07)	(0.08)	0.14	0.41
- Diluted	0.14	0.17	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41

Total assets	263,345	248,446	228,882	228,964	229,658	238,145	228,238	234,501
Cash and cash equivalents	21,437	18,845	16,177	14,804	23,952	22,041	7,634	8,593
Total long-term debt, including current portion	49,977	49,888	49,799	52,686	52,551	57,347	57,230	57,127
Debt-to-funds flow ratio **	0.9	0.9	1.1	1.3	1.2	1.1	1.0	0.9

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the second quarter of 2010, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.9 at June 30, 2010 (June 30, 2009 - 1.2);
  Funded capital programs entirely with funds flow from operations;
  Reported a 21% increase in funds flow from operations due to a 51% increase in commodity prices along with a 4% decrease in sales volumes compared to Q2-2009; and
  Reported net income in Q2-2010 of $9.4 million (Q2-2009 – $4.4 million net loss) mainly due to higher commodity prices in the quarter compared with the same period in 2009, along with lower depletion and depreciation expense.

2010 VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2009 net loss	(4,361)	(0.07)
Cash items
Volume variance	(2,599)	(0.01)	(60)
Price variance	21,582	0.31	495
Royalties	(9,807)	(0.14)	(225)
Expenses:
Operating	(1,046)	(0.02)	(24)
Realized derivative loss	52	-	1
Cash general and administrative	(627)	(0.01)	(14)
Current income taxes	(3,583)	(0.05)	(82)
Realized foreign exchange gain	(1,125)	(0.02)	(26)
Interest on long-term debt	88	-	2
Other income	(25)	-	(1)
Total cash items variance	2,910	0.06	66
Non-cash items
Unrealized derivative gain	3,740	0.05	86
Depletion and depreciation	7,077	0.10	162
Stock-based compensation	(44)	-	(1)
Amortization of deferred financing costs	116	-	3
Total non-cash items variance	10,889	0.15	250

Q2-2010 net income	9,438	0.14	316

Net income increased to $9.4 million in Q2-2010 compared to a loss of $4.4 million in Q2-2009, which was mostly due to a significant increase in commodity prices and an increased unrealized gain on derivative commodity contracts along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010		2009
	Q-2	Q-1	Q-4	Q-3	Q-2

Dated Brent average oil price ($/Bbl)	78.30	76.10	74.56	68.27	58.79
U.S./Canadian Dollar average exchange rate	1.028	1.016	1.056	1.098	1.167

The price of Dated Brent oil averaged 33% higher in Q2-2010 compared with Q2-2009. Global markets are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. TransGlobe’s management believes the Company is well positioned to take advantage of the improving economy due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Egypt - Oil sales	6,631	6,384	6,739	5,877
Yemen - Oil sales	2,575	3,235	2,710	3,329

Total Company - daily sales volumes	9,206	9,619	9,449	9,206

Netback

Consolidated

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	123,191	72.03	70,936	42.57
Royalties and other	50,149	29.32	25,414	15.25
Current taxes	17,834	10.43	8,805	5.28
Operating expenses	12,034	7.04	10,407	6.25

Netback	43,174	25.24	26,310	15.79

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,540	73.46	42,557	48.62
Royalties and other	25,902	30.92	16,095	18.39
Current taxes	9,214	11.00	5,631	6.43
Operating expenses	6,247	7.46	5,201	5.94

Netback	20,177	24.08	15,630	17.86

Egypt

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	85,125	69.79	40,926	38.47
Royalties and other	32,783	26.88	14,385	13.52
Current taxes	13,014	10.67	5,784	5.44
Operating expenses	7,487	6.14	5,454	5.13

Netback	31,841	26.10	15,303	14.38

Egypt (continued)

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	43,094	71.42	25,531	43.95
Royalties and other	16,839	27.91	9,009	15.51
Current taxes	6,701	11.11	3,588	6.18
Operating expenses	3,845	6.37	2,667	4.59

Netback	15,709	26.03	10,267	17.67

The netback per Bbl in Egypt increased 47% and 82% in the three and six months ended June 30, 2010, respectively, compared with the same periods of 2009, mainly as a result of oil prices increasing by 63% and 81%, respectively, partially offset by higher royalty and tax rates. The average selling price during the three months ended June 30, 2010 was $71.42/Bbl, which represents a gravity/quality adjustment of approximately $6.88/Bbl to the average Dated Brent oil price for the period of $78.30/Bbl.

Royalties and taxes as a percentage of revenue increased to 54% in the three and six months ended June 30, 2010, compared with 49% in the same period of 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses on a per Bbl basis for the three and six months ended June 30, 2010 increased 39% and 20%, respectively, compared with the same periods of 2009. This is mainly due to higher well service costs, fuel costs and labor costs in Egypt during the three and six month periods ended June 30, 2010 compared with the same periods in 2009.

Yemen

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	38,066	77.60	30,010	49.81
Royalties and other	17,366	35.40	11,029	18.30
Current taxes	4,820	9.83	3,021	5.01
Operating expenses	4,547	9.27	4,953	8.22

Netback	11,333	23.10	11,007	18.28

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	18,446	78.72	17,026	57.84
Royalties and other	9,063	38.68	7,086	24.07
Current taxes	2,513	10.72	2,043	6.94
Operating expenses	2,402	10.25	2,534	8.61

Netback	4,468	19.07	5,363	18.22

In Yemen, the netback per Bbl increased 5% and 26% in the three and six months ended June 30, 2010, respectively, compared with the same periods in 2009 primarily as a result of oil prices increasing by 36% and 56%, respectively, partially offset by higher royalty and tax rates.

Royalties and taxes as a percentage of revenue increased to 63% and 58% in the three and six months ended June 30, 2010, respectively, compared with 54% and 47%, respectively, in 2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis for the three and six months ended June 30, 2010 increased 19% and 13%, respectively, mostly due to lower volumes compared to the same periods in 2009.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program remained unchanged in Q2-2010, with no new hedging arrangements being entered into.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in the first six months of 2010 relates mostly to the purchase of a new financial floor derivative commodity contract for $0.4 million, compared with $0.7 million in realized gains for the same period in 2009 as a result of depressed oil prices in the first six months of last year. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts increased in value from a $0.5 million liability at December 31, 2009 to a $0.2 million asset at June 30, 2010, thus resulting in a $0.7 million unrealized gain on future derivative commodity contracts being recorded in the period.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2010	2009	2010	2009
Realized cash (loss) gain on commodity contracts*	(51)	(103)	(417)	668
Unrealized gain (loss) on commodity contracts**	362	(3,378)	706	(4,349)

Total derivative gain (loss) on commodity contracts	311	(3,481)	289	(3,681)

*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q2-2010, the derivative asset will be realized over the next year. However, a 10% decrease in Dated Brent oil prices would result in a $0.3 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.2 million. The following commodity contracts are outstanding at June 30, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

As at June 30, 2010, the total volumes hedged for the balance of 2010 are:

Six months
2010
Bbls	222,000
Bopd	1,207

At June 30, 2010, all of the derivative commodity contracts were classified as current assets.

Subsequent to June 30, 2010, TransGlobe bought out both financial collar derivative commodity contracts. Immediately subsequent to the buy-out, the following commodity contracts are outstanding:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

Immediately subsequent to the buy-out, the total volumes hedged for the balance of 2010 are:

Six months
2010
Bbls	180,000
Bopd	978

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,733	3.94	5,317	3.19
Stock-based compensation	911	0.53	970	0.58
Capitalized G&A and overhead recoveries	(1,225)	(0.72)	(1,418)	(0.85)

G&A (net)	6,419	3.75	4,869	2.92

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	3,297	3.94	2,418	2.76
Stock-based compensation	524	0.63	480	0.55
Capitalized G&A and overhead recoveries	(787)	(0.94)	(535)	(0.61)

G&A (net)	3,034	3.63	2,363	2.70

G&A expenses (net) increased 28% (34% on a per Bbl basis) and 32% (28% on a per Bbl basis) in the three and six months ended June 30, 2010, respectively, compared with the same periods in 2009 partly due to a strengthening Canadian dollar which accounted for approximately 48% and 52% of the increases, respectively, as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and office costs.

INTEREST ON LONG-TERM DEBT

Interest expense for the three and six months ended June 30, 2010 decreased to $0.5 million and $1.0 million, respectively (2009 - $0.7 million and $1.3 million, respectively). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three months ended June 30, 2010, the Company expensed $0.1 million of transaction costs (2009 - $0.2 million). The Company had $50.0 million of debt outstanding at June 30, 2010 (June 30, 2009 - $53.0 million). The long-term debt that was outstanding at June 30, 2010 bore interest at the Eurodollar rate plus three percent. The new Borrowing Base Facility, which was entered into subsequent to June 30, 2010 and replaces the long-term debt that was outstanding at June 30, 2010, will bear interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,718	8.79	21,403	20.12
Yemen	3,859	7.87	4,937	8.19
Corporate	104	-	92	-

	14,681	8.58	26,432	15.86

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,440	9.02	11,930	20.53
Yemen	1,845	7.87	2,436	8.28
Corporate	53	-	49	-

	7,338	8.76	14,415	16.47

In Egypt, DD&A decreased 56% on a per Bbl basis for both the three and six month periods ended June 30, 2010, due to significant increases to Proved reserves at year-end 2009.

In Yemen, DD&A decreased 5% and 4% on a per Bbl basis for the three and six months ended June 30, 2010, respectively, due to Proved reserve additions at year-end 2009.

In Egypt, unproven properties of $16.6 million (2009 - $9.7 million) relating to Nuqra ($8.1 million), West Gharib ($1.8 million) and East Ghazalat ($6.7 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, unproven property costs of $11.8 million (2009 - $9.1 million) relating to Block 72 and Block 75 were excluded from the costs, subject to DD&A in the quarter.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2010	2009
Egypt	26,197	12,932
Yemen	1,662	4,316
Corporate	74	158

Total	27,933	17,406

In Egypt, total capital expenditures in the first six months of 2010 were $26.2 million (2009 - $12.9 million). The Company drilled 13 wells, resulting in 11 oil wells (three at Hana, two at Arta, one at each of Hana West, Hoshia, North Hoshia, East Arta, and two at East Ghazalat), in addition to two dry holes at East Ghazalat.

In Yemen, total capital expenditures in 2010 were $1.7 million (2009 - $4.3 million). One oil development well was drilled in the first six months of 2010 at Block S-1.

OUTSTANDING SHARE DATA

As at June 30, 2010, the Company had 66,592,335 common shares issued and outstanding.

The Company received regulatory approval to purchase, from time-to-time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the six months ended June 30, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.9 times at June 30, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2010 and 2009:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2010	2009
Cash sourced
Funds flow from operations*	36,100	22,758
Exercise of options	5,744	80
Issuance of common shares, net of share issuance costs	-	15,127
	41,844	37,965
Cash used
Capital expenditures	27,933	17,406
Deferred financing costs	699	-
Repayment of long-term debt	-	5,000
	28,632	22,406
Net cash from operations	13,212	15,559
Changes in non-cash working capital	(7,952)	759
Increase in cash and cash equivalents	5,260	16,318
Cash and cash equivalents – beginning of period	16,177	7,634

Cash and cash equivalents – end of period	21,437	23,952

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2010 exploration and development program of $71.0 million ($43.0 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2010 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2010, the Company had working capital of $51.9 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency as at December 31, 2009 was primarily the result of the reclassification of long-term debt as a current liability. On July 22, 2010, the Company entered into a new Borrowing Base Facility. Therefore, as at June 30, 2010 the credit facility was classified as long-term which eliminated the working capital deficiency. While the reclassification of bank debt accounts for the majority of the increase in working capital, other increases to working capital in 2010 are the result of cash and cash equivalents increasing due to the collection of certain accounts receivable, and increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company entered into an insurance program on a portion of the receivable balance.

At June 30, 2010, TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement were set to become due September 25, 2010. Subsequent to June 30, 2010, the Company entered into a new five-year $100 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance is presented as a long-term liability on the consolidated balance sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility. As of June 30, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $0.7 million.

($000s)	June 30, 2010	December 31, 2009
Revolving Credit Agreement	50,000	53,000
Deferred financing costs	(23)	(201)
	49,977	49,799

Current portion of long-term debt (net of deferred financing costs)	-	49,799

Long-term debt (net of deferred financing costs)	49,977	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	22,017	22,017	-	-	-
Long-term debt:
Borrowing Base Facility	Yes-Liability	50,000	-	29,557	20,443	-
Office and equipment leases	No	10,954	1,509	2,880	1,872	4,693
Minimum work commitments[3]	No	7,876	2,923	4,953	-	-

Total		90,847	26,449	37,390	22,315	4,693

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at June 30, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

TransGlobe entered into a farm-out agreement and committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company completed drilling all three exploration wells during the six month period ended June 30, 2010. The Contractor (Joint Venture Partners) has entered the first, 24-month extension period. The financial and work commitments for the extension period were met in the prior period.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has accepted a farm-in proposal from TOTAL E&P Yemen. Subject to government approval, the Company will reduce its interest in the concession to 20%.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2010

The 2010 outlook provides information as to management’s expectation for results of operations for 2010. Readers are cautioned that the 2010 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2010 Outlook Highlights

  Production is expected to average between 10,000 and 10,500 Bopd (mid-point: 10,250), a 14% increase over the 2009 average production;
  Exploration and development capital budget increased to $71.0 million from $63.0 (allocated 84% to Egypt, 14% to Yemen and 2% to other) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the remainder of the year of $65.00/Bbl, funds flow from operations is expected to be $72.0 million for the year.

2010 Production Outlook

TransGlobe’s production guidance for 2010 is expected to average between 10,000 and 10,500 Bopd, representing a 14% increase over the 2009 average production of 8,980 Bopd. This target includes increased production from Hana, Hana West, Hoshia, Arta and East Arta in Egypt, and production from the development drilling program on Block S-1 in Yemen. Production from Egypt is expected to average approximately 7,550 Bopd during 2010, with the balance of approximately 2,700 Bopd coming from the Yemen properties.

Production Forecast
	2010 Guidance	2009 Actual	% Change*

Barrels of oil per day	10,000 – 10,500	8,980	14

* % growth based on mid-point of outlook.

2010 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and an average Dated Brent oil price of $65.00/Bbl for the remainder of the year.

2010 Funds Flow From Operations Outlook
($ million, except % change)	2010 Guidance	2009 Actual	% Change

Funds flow from operations*	72.0	45.1	60

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 60% in 2010. One of the key factors in the increased funds flow in 2010 is due to a better expected oil price differential to average Dated Brent benchmark price in Egypt. Price differentials to average Dated Brent in Egypt narrowed from 24% in 2009 to 10% in 2010. Variations in production and commodity prices during 2010 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl for the remainder of the year would increase anticipated funds flow by approximately $6.0 million to $78.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $4.0 million to $68.0 million for the year.

2010 Capital Budget	Six Months Ended
	June 30, 2010	2010
($ million)	Actual	Annual Budget
Egypt	26.2	60.0
Yemen	1.7	10.0
Corporate	0.1	1.0
Total	28.0	71.0

The 2010 capital program is split 64:36 between development and exploration, respectively. The Company plans to participate in 42 wells in 2010. It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital. The Company designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. In Q2-2010, the Company increased its capital budget by $8.0 million with most of the increase coming in Egypt, which is partially offset by reduced spending in Yemen. The Company plans to increase its investment in Nuqra, East Ghazalat and West Gharib.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project was established and a steering committee and project team formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board of Directors. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The Company completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform preliminary accounting assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reliably determinable or estimable.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. The Company is also evaluating other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first-time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policies is the disclosure section which includes the financial statement disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline has been developed, which also includes the development of a training plan. Furthermore, in the second half of 2010 the Company will continue to work on the development of processes and systems to ensure that IFRS comparative data is captured, and to position it for reporting under IFRS in 2011.

Additionally, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 and will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.